                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                        (Amendment No. 3)


                            Castelle
                        (Name of Issuer)

                   Common Stock, no par value
                 (Title of Class of Securities)

                           147905-10-3
                         (CUSIP Number)

                        December 31, 1998
     (Date of Event Which Requires Filing of This Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]  Rule 13d-1(b)

          [ ]  Rule 13d-1(c)

          [x}  Rule 13d-1(d)

CUSIP No. 147905-10-3            SCHEDULE 13G               Page 2 of 15


 1    Name Of Reporting Person                        H&Q LONDON VENTURES

      IRS Identification No. Of Above Person                   94-2966540

 2    Check The Appropriate Box If A Member Of A Group            (a) [ ]

                                                                  (b) [x]
 3    SEC USE ONLY


 4    Citizenship Or Place Of Organization

                                England

                    5    Sole Voting Power

                                  -0-
  NUMBER OF
    SHARES
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH
                    6    Shared Voting Power

                                683,066
                    7    Sole Dispositive Power

                                  -0-
                    8    Shared Dispositive Power

                                865,581

  9    Aggregate Amount Beneficially Owned By Each Reporting Person

                                865,581

 10    Check Box If The Aggregate Amount In Row (9) Excludes Certain
       Shares*

 11    Percent Of Class Represented By Amount In Row 9

                                 20.0%
 12    Type Of Reporting Person*

                                   PN

CUSIP No. 147905-10-3            SCHEDULE 13G               Page 3 of 15


 1    Name Of Reporting Person                            H&Q VENTURES IV

      IRS Identification No. Of Above Person                   94-2940347

 2    Check The Appropriate Box If A Member Of A Group            (a) [ ]

                                                                  (b) [x]
 3    SEC USE ONLY


 4    Citizenship Or Place Of Organization

                               California

                    5    Sole Voting Power

                                  -0-
  NUMBER OF
    SHARES
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH
                    6    Shared Voting Power

                                683,066
                    7    Sole Dispositive Power

                                  -0-
                    8    Shared Dispositive Power

                                865,581

  9    Aggregate Amount Beneficially Owned By Each Reporting Person

                                865,581

 10    Check Box If The Aggregate Amount In Row (9) Excludes Certain
       Shares*

 11    Percent Of Class Represented By Amount In Row 9

                                 20.0%
 12    Type Of Reporting Person*

                                   PN

CUSIP No. 147905-10-3            SCHEDULE 13G               Page 4 of 15


 1    Name Of Reporting Person           VENTURE ASSOCIATES (BVI) LIMITED

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group            (a) [ ]

                                                                  (b) [x]
 3    SEC USE ONLY


 4    Citizenship Or Place Of Organization

                                Bermuda

                    5    Sole Voting Power

                                  -0-
  NUMBER OF
    SHARES
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH
                    6    Shared Voting Power

                                683,066
                    7    Sole Dispositive Power

                                  -0-
                    8    Shared Dispositive Power

                                865,581

  9    Aggregate Amount Beneficially Owned By Each Reporting Person

                                865,581

 10    Check Box If The Aggregate Amount In Row (9) Excludes Certain
       Shares*

 11    Percent Of Class Represented By Amount In Row 9

                                 20.0%
 12    Type Of Reporting Person*

                                   PN

CUSIP No. 147905-10-3            SCHEDULE 13G               Page 5 of 15


 1    Name Of Reporting Person                                   HAMQUIST

      IRS Identification No. Of Above Person                   94-2800484

 2    Check The Appropriate Box If A Member Of A Group            (a) [ ]

                                                                  (b) [x]
 3    SEC USE ONLY


 4    Citizenship Or Place Of Organization

                               California

                    5    Sole Voting Power

                                  -0-
  NUMBER OF
    SHARES
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH
                    6    Shared Voting Power

                                683,066
                    7    Sole Dispositive Power

                                  -0-
                    8    Shared Dispositive Power

                                865,581

  9    Aggregate Amount Beneficially Owned By Each Reporting Person

                                865,581

 10    Check Box If The Aggregate Amount In Row (9) Excludes Certain
       Shares*

 11    Percent Of Class Represented By Amount In Row 9

                                 20.0%
 12    Type Of Reporting Person*

                                   PN

CUSIP No. 147905-10-3            SCHEDULE 13G               Page 6 of 15


 1    Name Of Reporting Person        HAMBRECHT & QUIST VENTURES PARTNERS

      IRS Identification No. Of Above Person                   94-2949080

 2    Check The Appropriate Box If A Member Of A Group            (a) [ ]

                                                                  (b) [x]
 3    SEC USE ONLY


 4    Citizenship Or Place Of Organization

                               California

                    5    Sole Voting Power

                                  -0-
  NUMBER OF
    SHARES
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH
                    6    Shared Voting Power

                                683,066
                    7    Sole Dispositive Power

                                  -0-
                    8    Shared Dispositive Power

                                865,581

  9    Aggregate Amount Beneficially Owned By Each Reporting Person

                                865,581

 10    Check Box If The Aggregate Amount In Row (9) Excludes Certain
       Shares*

 11    Percent Of Class Represented By Amount In Row 9

                                 20.0%
 12    Type Of Reporting Person*

                                   PN

CUSIP No. 147905-10-3            SCHEDULE 13G               Page 7 of 15


 1    Name Of Reporting Person                  H&Q VENTURE PARTNERS, LLC

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group            (a) [ ]

                                                                  (b) [x]
 3    SEC USE ONLY


 4    Citizenship Or Place Of Organization

                                Delaware

                    5    Sole Voting Power

                                  -0-
  NUMBER OF
    SHARES
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH
                    6    Shared Voting Power

                                683,066
                    7    Sole Dispositive Power

                                  -0-
                    8    Shared Dispositive Power

                                865,581

  9    Aggregate Amount Beneficially Owned By Each Reporting Person

                                865,581

 10    Check Box If The Aggregate Amount In Row (9) Excludes Certain
       Shares*

 11    Percent Of Class Represented By Amount In Row 9

                                 20.0%
 12    Type Of Reporting Person*

CUSIP No. 147905-10-3            SCHEDULE 13G               Page 8 of 15


 1    Name Of Reporting Person               HAMBRECHT & QUIST CALIFORNIA

      IRS Identification No. Of Above Person                   94-2856927

 2    Check The Appropriate Box If A Member Of A Group            (a) [ ]

                                                                  (b) [x]
 3    SEC USE ONLY


 4    Citizenship Or Place Of Organization

                               California

                    5    Sole Voting Power

                                  -0-
  NUMBER OF
    SHARES
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH
                    6    Shared Voting Power

                                683,066
                    7    Sole Dispositive Power

                                  -0-
                    8    Shared Dispositive Power

                                865,581

  9    Aggregate Amount Beneficially Owned By Each Reporting Person

                                865,581

 10    Check Box If The Aggregate Amount In Row (9) Excludes Certain
       Shares*

 11    Percent Of Class Represented By Amount In Row 9

                                 20.0%
 12    Type Of Reporting Person*

                                   CO

CUSIP No. 147905-10-3            SCHEDULE 13G               Page 9 of 15


 1    Name Of Reporting Person                    HAMBRECHT & QUIST GROUP

      IRS Identification No. Of Above Person                   94-3246636

 2    Check The Appropriate Box If A Member Of A Group            (a) [ ]

                                                                  (b) [x]
 3    SEC USE ONLY


 4    Citizenship Or Place Of Organization

                                Delaware

                    5    Sole Voting Power

                                  -0-
  NUMBER OF
    SHARES
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH
                    6    Shared Voting Power

                                683,066
                    7    Sole Dispositive Power

                                  -0-
                    8    Shared Dispositive Power

                                865,581

  9    Aggregate Amount Beneficially Owned By Each Reporting Person

                                865,581

 10    Check Box If The Aggregate Amount In Row (9) Excludes Certain
       Shares*

 11    Percent Of Class Represented By Amount In Row 9

                                 20.0%
 12    Type Of Reporting Person*

                                 HC, CO

CUSIP No. 147905-10-3            SCHEDULE 13G               Page 10 of 15


Item 1(a).     Name of Issuer.

          Castelle (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

          3255-3 Scott Boulevard, Santa Clara, CA 95054.

Item 2(a).     Names of Persons Filing.

          Reference is made to Item 1 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(b).     Address of Principal Business Office or, if none,
               Residence.

          The address of each reporting person is One Bush
Street, San Francisco, California 94104.

Item 2(c).     Citizenship.

          Reference is made to Item 4 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(d).     Title of Class of Securities.

          Common Stock, no par value ("Common Stock").

Item 2(e).     CUSIP Number.

          147905-10-3

Item 3.        Type of Reporting Person.

          Not applicable.

Item 4.        Ownership.

          Reference is made to Items 5-9 and 11 of each of the cover pages to this Schedule, which Items are incorporated by reference herein. According to the Issuer's most recent Form 10-Q, there were 4,332,448 shares of Common Stock issued and outstanding as of November 13, 1998. As of December 31, 1998, the reporting persons owned the following shares of Common Stock and warrants to acquire shares of Common Stock that are immediately exercisable or exercisable within 60 days of such date:

CUSIP No. 147905-10-3            SCHEDULE 13G               Page 11 of 15


		                                  Common Stock
                              Common Stock       Upon Exercise
Person                        Directly Owned       Of Warrants

H&Q London Ventures              338,480              16,666

H&Q Ventures IV                   60,835                 -0-

Venture Associates (BVI)
Limited                             -0-                  -0-

Hamquist                           1,250                 -0-

Hambrecht & Quist Venture
Partners                          43,633                 -0-

RVR Securities                      -0-                  -0-

Hambrecht & Quist California      85,536             136,666

TOTAL                            529,734             153,332
				 =======	     =======

          Because voting and investment decisions concerning the above securities may be made by or in conjunction with Hambrecht & Quist Venture Partners ("H&Q Venture Partners"), H&Q Venture Partners, LLC, Hambrecht & Quist California ("H&Q California") and Hambrecht & Quist Group ("H&Q Group"), each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over all of the above securities. Although the reporting persons are reporting such securities as if they were members of a group, the filing of this Schedule shall not be construed as an admission by any reporting person that it is a beneficial owner of any securities other than those directly held by such reporting person.

          In addition, H&Q Group may be deemed to be the beneficial owner of 182,515 shares of Common Stock held by Ivory and Sime Enterprise Capital PLC (formerly known as The Independent Investment Company PLC). Pursuant to existing arrangements, H&Q Group does not have voting power over such shares, but may be considered to have investment power. Although such shares are included in the number of shares beneficially owned by the reporting persons for purposes of this Schedule, the reporting persons disclaim beneficial ownership of such shares for any purpose.

          Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, directors, executive officers, members and/or managers of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or

CUSIP No. 147905-10-3            SCHEDULE 13G               Page 12 of 15


disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

          William R. Hambrecht previously reported his beneficial ownership of Issuer securities as a member of a group that included the foregoing reporting persons. However, Mr. Hambrecht is no longer a member of such group. Mr. Hambrecht was previously affiliated with the foregoing reporting persons, including as a director and officer of H&Q Group and H&Q California, and as one of the two general partners of H&Q Venture Partners. Mr. Hambrecht resigned his positions from H&Q Group and H&Q California as of January 1, 1998, and he withdrew as a general partner of H&Q Venture Partners as of April 3, 1998. Accordingly, Mr. Hambrecht is not now a beneficial owner of the securities reported in this Schedule 13G, and the reporting persons are not now beneficial owners of the securities owned by Mr. Hambrecht.

          This Schedule does not include shares of Common Stock, if any, held by Hambrecht & Quist LLC in its trading account if it is a market maker in the Issuer's Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of
          Another Person.

          Not applicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the
          Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.

CUSIP No. 147905-10-3            SCHEDULE 13G               Page 13 of 15


                            Signature

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 10, 1999.


H&Q LONDON VENTURES              H&Q VENTURE PARTNERS, LLC

By: /s/ Jackie A. Berterretche   By: /s/ William D. Easterbrook
    ___________________________      ___________________________
    Jackie A. Berterretche           William D. Easterbrook
    Attorney-in-Fact                 Member-Manager

H&Q VENTURES IV                  HAMBRECHT & QUIST CALIFORNIA

By: /s/ Jackie A. Berterretche   By: /s/ Steven N. Machtinger
    ___________________________      ___________________________
    Jackie A. Berterretche           Steven N. Machtinger
    Attorney-in-Fact                 General Counsel & Secretary

VENTURE ASSOCIATES (BVI)         HAMBRECHT & QUIST GROUP
LIMITED
                                 By: /s/ Steven N. Machtinger
By: /s/ Jackie A. Berterretche       ___________________________
    ___________________________      Steven N. Machtinger
    Jackie a. Berterretche           General Counsel & Secretary
    Attorney-in-Fact

HAMQUIST

By: /s/ Jackie A. Berterretche
    ___________________________
    Jackie A. Berterretche
    Attorney-in-Fact

HAMBRECHT & QUIST VENTURE
PARTNERS

By: _______________________
      Jackie A. Berterretche
      Attorney-in-Fact

CUSIP No. 147905-10-3            SCHEDULE 13G               Page 14 of 1


                          EXHIBIT INDEX



Exhibit A              Joint Filing Undertaking                 Page 15

CUSIP No. 147905-10-3            SCHEDULE 13G               Page 15 of 15


                    JOINT FILING UNDERTAKING

          The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule and any subsequent amendment jointly on behalf of each of such parties.

DATED:  February 10, 1999.

H&Q LONDON VENTURES              H&Q VENTURE PARTNERS, LLC

By: /s/ Jackie A. Berterretche   By: /s/ William D. Easterbrook
    ___________________________      ___________________________
    Jackie A. Berterretche           William D. Easterbrook
    Attorney-in-Fact                 Member-Manager

H&Q VENTURES IV                  HAMBRECHT & QUIST CALIFORNIA

By: /s/ Jackie A. Berterretche   By: /s/ Steven N. Machtinger
    ___________________________      ___________________________
    Jackie A. Berterretche           Steven N. Machtinger
    Attorney-in-Fact                 General Counsel & Secretary

VENTURE ASSOCIATES (BVI)         HAMBRECHT & QUIST GROUP
LIMITED
                                 By: /s/ Steven N. Machtinger
By: /s/ Jackie A. Berterretche       ___________________________
    ___________________________      Steven N. Machtinger
    Jackie a. Berterretche           General Counsel & Secretary
    Attorney-in-Fact

HAMQUIST

By: /s/ Jackie A. Berterretche
    ___________________________
    Jackie A. Berterretche
    Attorney-in-Fact

HAMBRECHT & QUIST VENTURE
PARTNERS

By: _______________________
      Jackie A. Berterretche
      Attorney-in-Fact